Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 23, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 23, 2019 The Nasdaq Stock Market (the "Exchange") received from Invesco Exchange-Traded Self-Indexed Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Shares of beneficial interest, par value $0.01 per share
Invesco BulletShares 2027 High Yield Corporate Bond ETF
Invesco BulletShares 2029 Corporate Bond ETF


We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

